File Number: 56774-30

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

October 5, 2007

VIA EDGAR
MAIL STOP 7010

The United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A. 20549

Attention: Mr. John W. Madison, Attorney, Division of Corporation Finance

Dear Sirs/Mesdames:

LINCOLN GOLD CORPORATION (the “Company”)
Registration Statement on Form S-4
Filed September 11, 2007
SEC File No. 333-145978

We write on behalf of the Company in response to Staff’s letter of October 1, 2007 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form S-4 registration statement filing. In response to the Comment Letter, the Company has filed with the Commission via the EDGAR system an Amendment No. 1 to the Form S-4 registration statement (the “Form S-4/A1”).

In addition to the Form S-4/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form S-4/A1.

General

1.	Please provide the signature of your principal accounting officer or controller as required by Form S-4.

In response to Staff’s comment, the Company has amended the Form S-4 registration statement in order to reference the fact that Mr. Paul Saxton has executed the Form S-4 registration statement both as principal executive officer and as principal accounting officer of the Company.

2.

Please confirm that under your contemplated continuation structure, the successor Canadian company will not be in existence until after shareholder approval is received for the continuation. If this is the case, please provide a representation that, as required under Rule 414(d) of the Securities Act of 1933, the successor Canadian corporation will file an amendment to the S-4 adopting the registration statement as soon as practicable. If this is not the case, we may have further comments.

In response to Staff’s comment, we confirm the undertaking of the Company to the Commission to cause the successor Canadian corporation to file an amendment to the Form S-4 registration statement in order adopt the registration statement in the manner required by Rule 414(d) of the Securities Act of 1933 as soon as practicable following the completion of the continuation to the Canadian federal jurisdiction.

Comparative Rights of Shareholders, page 24

3.	Please revise this section to provide a comparison of shareholders’ rights in tabular form.

In response to Staff’s comment, the Company has revised the Comparative Rights of Shareholders section of the Form S-4 registration statement in order to present the comparison of shareholders’ rights in a tabular form.

Please advise if you have any questions or comments regarding the Form S-4/A1.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/iag
Enclosures

cc:	Lincoln Gold Corporation
Attention: Mr. Paul Saxton, President and CEO